SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 October 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 23 October 2024
           re: 2024 Q3 Interim Management Statement

Lloyds Banking Group plc

Q3 2024 Interim Management Statement

23 October 2024

RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2024

"The Group delivered a robust financial performance in the third quarter of 2024, with growth in income alongside continued cost discipline and strong asset quality. Our performance allows us confidently to reaffirm our 2024 guidance.

As mentioned during our Half-Year 2024 results update, we are making good progress on our strategy and remain on track to deliver higher, more sustainable returns. As ever, we are guided by our purpose of Helping Britain Prosper and continuing to provide support to our customers. The strength of the Group's franchise, alongside our financial performance, enables us to deliver for all stakeholders."

Charlie Nunn, Group Chief Executive

Robust financial performance, in line with expectations1

●
Statutory profit after tax of £3.8 billion (nine months to 30 September 2023: £4.3 billion) with net income down 7 per cent on the prior year and operating costs up 5 per cent (including the Bank of England Levy), partly offset by a lower impairment charge
●
Underlying net interest income of £9.6 billion, down 8 per cent with a lower banking net interest margin of 2.94 per cent and average interest-earning banking assets of £449.9 billion. Underlying net interest income of £3.2 billion increased by 2 per cent in the third quarter, with a banking net interest margin of 2.95 per cent, up from 2.93 per cent in the second quarter
●
Underlying other income of £4.2 billion, 9 per cent higher than the prior year, driven by strengthening customer and market activity and the benefit of strategic initiatives
●
Operating lease depreciation of £994 million, up on the prior year reflecting growth in the fleet size, depreciation of higher value vehicles and declines in used electric car prices. The third quarter charge of £315 million was in line with expectations
●
Operating costs of £7.0 billion, up 5 per cent, with cost efficiencies helping to partially offset higher ongoing strategic investment, planned accelerated severance charges and inflationary pressure, alongside c.£0.1 billion in the first quarter relating to the sector-wide change in the charging approach for the Bank of England Levy
●
Remediation costs of £124 million (first nine months of 2023: £134 million), largely in relation to pre-existing programmes
●
Underlying impairment charge of £273 million in the year to date and asset quality ratio of 9 basis points. Excluding the impact of improvements to the economic outlook, the asset quality ratio was 18 basis points. The portfolio remains well-positioned with resilient credit performance
●
Underlying loans and advances to customers increased by £7.3 billion in the year to date, including £4.6 billion in the third quarter, to £457.0 billion. The growth in the year to date includes £7.4 billion across Retail, while Commercial Banking remained broadly stable
●
Customer deposits of £475.7 billion increased by £4.3 billion in the year to date, with growth in Retail deposits of £6.6 billion, partly offset by a reduction in Commercial Banking deposits of £2.1 billion. Customer deposits continued to grow in the third quarter, with an increase of £1.0 billion
●
Strong capital generation of 132 basis points in the year to date. CET1 ratio of 14.3 per cent, after 71 basis points for the interim ordinary dividend paid and the foreseeable ordinary dividend accrual, significantly above our ongoing target of c.13.0 per cent by 2026
●
Risk-weighted assets of £223.3 billion up £4.2 billion in the period, reflecting lending growth and other movements, partly offset by efficient management of risk-weighted assets
●
Tangible net assets per share of 52.5 pence, up from 50.8 pence at 31 December 2023

Reaffirming guidance for 2024

Based on our current macroeconomic assumptions, for 2024 the Group continues to expect:
●
Banking net interest margin of greater than 290 basis points
●
Operating costs of c.£9.4 billion, including the c.£0.1 billion Bank of England Levy
●
Asset quality ratio to be less than 20 basis points
●
Return on tangible equity of c.13 per cent
●
Capital generation of c.175 basis points2
●
Risk-weighted assets between £220 billion and £225 billion
●
To pay down to a CET1 ratio of c.13.5 per cent
●
See the basis of presentation on page 14.
●
Excluding capital distributions. Inclusive of ordinary dividends received from the Insurance business in February of the following year.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Nine months ended 30 Sep 2024 £m	Nine months ended 30 Sep 2023 £m	Change %	Three months ended 30 Sep 2024 £m	Three months ended 30 Sep 2023 £m	Change %

Underlying net interest income	9,569	10,448	(8)	3,231	3,444	(6)
Underlying other income	4,164	3,837	9	1,430	1,299	10
Operating lease depreciation	(994)	(585)	(70)	(315)	(229)	(38)
Net income	12,739	13,700	(7)	4,346	4,514	(4)
Operating costs	(6,992)	(6,654)	(5)	(2,292)	(2,241)	(2)
Remediation	(124)	(134)	7	(29)	(64)	55
Total costs	(7,116)	(6,788)	(5)	(2,321)	(2,305)	(1)
Underlying profit before impairment	5,623	6,912	(19)	2,025	2,209	(8)
Underlying impairment charge	(273)	(849)	68	(172)	(187)	8
Underlying profit	5,350	6,063	(12)	1,853	2,022	(8)
Restructuring	(21)	(69)	70	(6)	(44)	86
Volatility and other items	(182)	(266)	32	(24)	(120)	80
Statutory profit before tax	5,147	5,728	(10)	1,823	1,858	(2)
Tax expense	(1,370)	(1,444)	5	(490)	(438)	(12)
Statutory profit after tax	3,777	4,284	(12)	1,333	1,420	(6)

Earnings per share	5.3p	5.9p	(0.6)p	1.9p	2.0p	(0.1)p
Banking net interest marginA	2.94%	3.15%	(21)bp	2.95%	3.08%	(13)bp
Average interest-earning banking assetsA	£449.9bn	£453.5bn	(1)	£451.1bn	£453.0bn
Cost:income ratioA	55.9%	49.5%	6.4pp	53.4%	51.1%	2.3pp
Asset quality ratioA	0.09%	0.25%	(16)bp	0.15%	0.17%	(2)bp
Return on tangible equityA	14.0%	16.6%	(2.6)pp	15.2%	16.9%	(1.7)pp

	At 30 Sep 2024	At 30 Jun 2024	Change %	At 31 Dec 2023	Change %

Underlying loans and advances to customersA	£457.0bn	£452.4bn	1	£449.7bn	2
Customer deposits	£475.7bn	£474.7bn		£471.4bn	1
Loan to deposit ratioA	96%	95%	1pp	95%	1pp
CET1 ratio	14.3%	14.1%	0.2pp	14.6%	(0.3)pp
Pro forma CET1 ratioA,1	14.3%	14.1%	0.2pp	13.7%	0.6pp
Total capital ratio	19.0%	18.7%	0.3pp	19.8%	(0.8)pp
MREL ratio	32.2%	31.7%	0.5pp	31.9%	0.3pp
UK leverage ratio	5.5%	5.4%	0.1pp	5.8%	(0.3)pp
Risk-weighted assets	£223.3bn	£222.0bn	1	£219.1bn	2
Wholesale funding	£93.3bn	£97.6bn	(4)	£98.7bn	(5)
Liquidity coverage ratio2	144%	144%		142%	2pp
Net stable funding ratio3	129%	130%	(1)pp	130%	(1)pp
Tangible net assets per shareA	52.5p	49.6p	2.9p	50.8p	1.7p

A  See page 14.

1    31 December 2023 reflects both the full impact of the share buyback in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.

2  The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

3  The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

QUARTERLY INFORMATIONA

	Quarter ended 30 Sep 2024 £m	Quarter ended 30 Jun 2024 £m	Change %	Quarter ended 31 Mar 2024 £m	Quarter ended 31 Dec 2023 £m	Quarter ended 30 Sep 2023 £m	Quarter ended 30 Jun 2023 £m	Quarter ended 31 Mar 2023 £m

Underlying net interest income	3,231	3,154	2	3,184	3,317	3,444	3,469	3,535
Underlying other income	1,430	1,394	3	1,340	1,286	1,299	1,281	1,257
Operating lease depreciation	(315)	(396)	20	(283)	(371)	(229)	(216)	(140)
Net income	4,346	4,152	5	4,241	4,232	4,514	4,534	4,652
Operating costs	(2,292)	(2,298)		(2,402)	(2,486)	(2,241)	(2,243)	(2,170)
Remediation	(29)	(70)	59	(25)	(541)	(64)	(51)	(19)
Total costs	(2,321)	(2,368)	2	(2,427)	(3,027)	(2,305)	(2,294)	(2,189)
Underlying profit before impairment	2,025	1,784	14	1,814	1,205	2,209	2,240	2,463
Underlying impairment (charge) credit	(172)	(44)		(57)	541	(187)	(419)	(243)
Underlying profit	1,853	1,740	6	1,757	1,746	2,022	1,821	2,220
Restructuring	(6)	(3)		(12)	(85)	(44)	(13)	(12)
Volatility and other items	(24)	(41)	41	(117)	114	(120)	(198)	52
Statutory profit before tax	1,823	1,696	7	1,628	1,775	1,858	1,610	2,260
Tax expense	(490)	(467)	(5)	(413)	(541)	(438)	(387)	(619)
Statutory profit after tax	1,333	1,229	8	1,215	1,234	1,420	1,223	1,641

Earnings per share	1.9p	1.7p	0.2p	1.7p	1.7p	2.0p	1.6p	2.3p
Banking net interest marginA	2.95%	2.93%	2bp	2.95%	2.98%	3.08%	3.14%	3.22%
Average interest-earning banking assetsA	£451.1bn	£449.4bn		£449.1bn	£452.8bn	£453.0bn	£453.4bn	£454.2bn
Cost:income ratioA	53.4%	57.0%	(3.6)pp	57.2%	71.5%	51.1%	50.6%	47.1%
Asset quality ratioA	0.15%	0.05%	10bp	0.06%	(0.47)%	0.17%	0.36%	0.22%
Return on tangible equityA	15.2%	13.6%	1.6pp	13.3%	13.9%	16.9%	13.6%	19.1%

	At 30 Sep 2024	At 30 Jun 2024	Change %	At 31 Mar 2024	At 31 Dec 2023	At 30 Sep 2023	At 30 Jun 2023	At 31 Mar 2023

Underlying loans and advances to customersA,1	£457.0bn	£452.4bn	1	£448.5bn	£449.7bn	£452.1bn	£450.7bn	£452.3bn
Customer deposits	£475.7bn	£474.7bn		£469.2bn	£471.4bn	£470.3bn	£469.8bn	£473.1bn
Loan to deposit ratioA	96%	95%	1pp	96%	95%	96%	96%	96%
CET1 ratio	14.3%	14.1%	0.2pp	13.9%	14.6%	14.6%	14.2%	14.1%
Pro forma CET1 ratioA,2	14.3%	14.1%	0.2pp	13.9%	13.7%	14.6%	14.2%	14.1%
Total capital ratio	19.0%	18.7%	0.3pp	19.0%	19.8%	19.9%	19.7%	19.9%
MREL ratio	32.2%	31.7%	0.5pp	32.0%	31.9%	32.6%	31.0%	32.1%
UK leverage ratio	5.5%	5.4%	0.1pp	5.6%	5.8%	5.7%	5.7%	5.6%
Risk-weighted assets	£223.3bn	£222.0bn	1	£222.8bn	£219.1bn	£217.7bn	£215.3bn	£210.9bn
Wholesale funding	£93.3bn	£97.6bn	(4)	£99.9bn	£98.7bn	£108.5bn	£103.5bn	£101.1bn
Liquidity coverage ratio3	144%	144%		143%	142%	142%	142%	143%
Net stable funding ratio4	129%	130%	(1)pp	130%	130%	130%	130%	129%
Tangible net assets per shareA	52.5p	49.6p	2.9p	51.2p	50.8p	47.2p	45.7p	49.6p

1  The increase between 31 March 2024 and 30 June 2024 is net of the impact of the securitisation of £0.9 billion of legacy Retail mortgages in May 2024. The reduction between 30 September 2023 and 31 December 2023 is net of the impact of the securitisation of £2.7 billion of UK Retail unsecured loans.

2    31 December 2023 reflects both the full impact of the share buyback in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.

3  The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4  The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

BALANCE SHEET ANALYSIS

	At 30 Sep 2024 £bn	At 30 Jun 2024 £bn	Change %	At 31 Dec 2023 £bn	Change %

UK mortgages1,2	310.1	306.9	1	306.2	1
Credit cards	15.7	15.6	1	15.1	4
UK Retail unsecured loans	8.8	8.2	7	6.9	28
UK Motor Finance3	15.6	16.2	(4)	15.3	2
Overdrafts	1.1	1.0	10	1.1
Retail other1,4	17.3	17.2	1	16.6	4
Small and Medium Businesses	30.7	31.5	(3)	33.0	(7)
Corporate and Institutional Banking	57.2	56.6	1	55.6	3
Central Items5	0.5	(0.8)		(0.1)
Underlying loans and advances to customersA	457.0	452.4	1	449.7	2

Retail current accounts	100.6	101.7	(1)	102.7	(2)
Retail savings accounts6	204.3	201.5	1	194.8	5
Wealth	10.1	10.1		10.9	(7)
Commercial Banking	160.7	161.2		162.8	(1)
Central Items	-	0.2		0.2
Customer deposits	475.7	474.7		471.4	1

Total assets	900.8	892.9	1	881.5	2
Total liabilities	854.4	847.8	1	834.1	2

Ordinary shareholders' equity	40.3	39.0	3	40.3
Other equity instruments	5.9	5.9		6.9	(14)
Non-controlling interests	0.2	0.2		0.2
Total equity	46.4	45.1	3	47.4	(2)

Ordinary shares in issue, excluding own shares	61,419m	62,458m	(2)	63,508m	(3)

1  From the first quarter of 2024, open mortgage book and closed mortgage book loans and advances, previously presented separately, are reported together as UK mortgages; Wealth loans and advances, previously reported separately, are included within Retail other. The 31 December 2023 comparative is presented on a consistent basis.

2  The increase between 31 December 2023 and 30 June 2024 is net of the impact of the securitisation of £0.9 billion of legacy Retail mortgages in May 2024.

3  UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 14.

4  Within loans and advances, Retail other includes the European and Wealth businesses.

5  Central Items includes central fair value hedge accounting adjustments.

6  From the first quarter of 2024, Retail relationship savings accounts and Retail tactical savings accounts, previously reported separately, are reported together as Retail savings accounts. The 31 December 2023 comparative is presented on a consistent basis.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS). The underlying results are shown on page 2.

Summary income statement	Nine months ended 30 Sep 2024 £m	Nine months ended 30 Sep 2023 £m	Change %

Net interest income	9,125	10,111	(10)
Other income	17,771	9,958	78
Total income	26,896	20,069	34
Net finance expense in respect of insurance and investment contracts	(13,419)	(6,167)
Total income, after net finance expense in respect of insurance and investment contracts	13,477	13,902	(3)
Operating expenses	(8,058)	(7,331)	(10)
Impairment charge	(272)	(843)	68
Profit before tax	5,147	5,728	(10)
Tax expense	(1,370)	(1,444)	5
Profit for the period	3,777	4,284	(12)

Profit attributable to ordinary shareholders	3,355	3,840	(13)
Ordinary shares in issue (weighted-average - basic)	62,948m	65,446m	(4)
Basic earnings per share	5.3p	5.9p	(0.6)p

Summary balance sheet	At 30 Sep 2024 £m	At 30 Jun 2024 £m	Change %	At 31 Dec 2023 £m	Change %
Assets
Cash and balances at central banks	59,055	66,808	(12)	78,110	(24)
Financial assets at fair value through profit or loss	214,056	209,139	2	203,318	5
Derivative financial instruments	19,975	18,983	5	22,356	(11)
Financial assets at amortised cost	529,907	525,698	1	514,635	3
Financial assets at fair value through other comprehensive income	32,706	27,847	17	27,592	19
Other assets	45,143	44,452	2	35,442	27
Total assets	900,842	892,927	1	881,453	2
Liabilities
Deposits from banks	5,876	5,584	5	6,153	(5)
Customer deposits	475,737	474,693		471,396	1
Repurchase agreements at amortised cost	41,382	37,914	9	37,703	10
Financial liabilities at fair value through profit or loss	28,657	27,056	6	24,914	15
Derivative financial instruments	16,772	16,647	1	20,149	(17)
Debt securities in issue at amortised cost	70,805	74,760	(5)	75,592	(6)
Liabilities arising from insurance and participating investment contracts	120,961	125,007	(3)	120,123	1
Liabilities arising from non-participating investment contracts	49,725	48,280	3	44,978	11
Other liabilities	33,646	27,421	23	22,827	47
Subordinated liabilities	10,860	10,448	4	10,253	6
Total liabilities	854,421	847,810	1	834,088	2
Total equity	46,421	45,117	3	47,365	(2)
Total equity and liabilities	900,842	892,927	1	881,453	2

REVIEW OF PERFORMANCEA

Income statement (underlying basis)A

The Group's statutory profit before tax for the first nine months of 2024 was £5,147 million, 10 per cent lower than the same period in 2023. This was driven by lower net interest income and higher operating expenses, partly offset by a lower impairment charge. Statutory profit before tax of £1,823 million for the third quarter was up 7 per cent versus the second quarter of 2024.

The Group's underlying profit was £5,350 million in the first nine months of 2024, a reduction of 12 per cent compared to £6,063 million in the prior year. Underlying profit of £1,853 million in the third quarter was up 6 per cent compared to the second quarter of 2024, with higher net income partly offset by a higher impairment charge.

Net income of £12,739 million was down 7 per cent on the first nine months of 2023, driven by lower underlying net interest income and an increased charge for operating lease depreciation. This was partly offset by higher underlying other income. Net income in the third quarter of 2024 is up 5 per cent versus the second quarter, with growth across underlying net interest income and underlying other income.

Underlying net interest income of £9,569 million was down 8 per cent on the first nine months of 2023, driven by a lower banking net interest margin of 2.94 per cent (nine months to 30 September 2023: 3.15 per cent), in line with expectations. The lower margin reflected anticipated headwinds due to deposit churn and asset margin compression, particularly in the mortgage book as it refinances in a lower margin environment. These factors were partially offset by benefits from higher structural hedge earnings as balances are reinvested in the higher rate environment. Average interest-earning banking assets in the first nine months of 2024 at £449.9 billion were slightly lower (1 per cent) compared to the first nine months of 2023. This was due to a modest reduction in the average mortgage book balance and a reduction in average Commercial Banking lending, which included the effects of continued repayments of government-backed lending in Small and Medium Businesses and lower lending to banks. Underlying net interest income in the first nine months included non-banking interest expense of £347 million (nine months to 30 September 2023: £231 million), increasing as a result of higher funding costs and growth in the Group's non-banking businesses.

Underlying net interest income of £3,231 million in the third quarter of 2024 was higher than in the second quarter (three months to 30 June 2024: £3,154 million). Growth in structural hedge earnings more than offset the impact from the continuation of headwinds in respect of deposit churn and asset margin compression, resulting in a slight increase in banking net interest margin to 2.95 per cent in the third quarter (three months to 30 June 2024: 2.93 per cent). Average interest earning banking assets were £451.1 billion, up on the second quarter with growth in mortgage lending. These developments support the delivery of full year 2024 guidance with the Group still expecting the banking net interest margin for 2024 to be greater than 290 basis points and average interest-earning banking assets to be greater than £450 billion.

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. At the end of the third quarter, the notional balance of the sterling structural hedge was maintained at £242 billion (31 December 2023: £247 billion, 30 June 2024: £242 billion) with a weighted average duration of approximately three-and-a-half years (31 December 2023: approximately three-and-a-half years). This is in line with the balance at the end of the second quarter, given increasing stability in deposit flows. The Group generated £3.0 billion of total income from sterling structural hedge balances in the first nine months of 2024, representing material growth over the prior year (nine months to 30 September 2023: £2.5 billion). The Group expects sterling structural hedge earnings in 2024 to be over £0.7 billion higher than in 2023 (full year 2023: £3.4 billion).

Underlying other income in the first nine months of 2024 of £4,164 million grew by 9 per cent compared to £3,837 million in the first nine months of 2023. Retail was up 12 per cent versus the first nine months of 2023, primarily due to UK Motor Finance, reflecting growth following the acquisition of Tusker in the first quarter of 2023, increased fleet size and higher average rental value. Within Commercial Banking, 9 per cent growth was driven by strong markets performance given strategic investment and higher levels of client activity. Insurance, Pensions and Investments underlying other income grew by 7 per cent compared to the first nine months of 2023, driven by market share gains within general insurance alongside favourable market returns, partly offset by the effects of the agreed sale (subject to regulatory approval) of the in-force bulk annuity portfolio (with associated income and costs for the period recognised within volatility and other items). Excluding the in-force bulk annuity portfolio, Insurance, Pensions and Investments was up 12 per cent. In Equity Investments and Central Items, underlying other income in the year to date was adversely impacted by the timing of exits in the Group's equity investment businesses. Compared to the second quarter of 2024, underlying other income was 3 per cent higher in the third quarter, primarily driven by growth in Retail and the Group's equity investment businesses.

REVIEW OF PERFORMANCE (continued)

The Group delivered organic growth in assets under administration (AuA) in Insurance, Pensions and Investments and Wealth (reported within Retail), with combined £3.9 billion net new money in open book AuA over the first nine months of 2024. In total, open book AuA stand at c.£197 billion at 30 September 2024.

Operating lease depreciation of £994 million increased compared to the prior year (nine months to 30 September 2023: £585 million), largely as a result of fleet growth, the depreciation of higher value vehicles and declines in used electric car prices. This includes the c.£100 million additional charge taken in the second quarter to reflect future expected residual values. The charge in the third quarter was £315 million, consistent with expectations, given used car prices have performed in line with assumptions since the second quarter.

Total costs, including remediation, of £7,116 million were 5 per cent higher than the prior year, with operating costs of £6,992 million up 5 per cent. Operating costs include accelerated severance charges and c.£0.1 billion relating to the sector-wide change in the charging approach for the Bank of England Levy taken in the first quarter (excluding the Levy, operating costs were up 4 per cent). The Group maintains its cost discipline with cost efficiencies helping to offset higher ongoing strategic investment, planned accelerated severance charges and inflationary pressure. The Group's cost:income ratio for the first nine months of 2024 was 55.9 per cent compared to 49.5 per cent in the prior year, and 53.4 per cent in the third quarter. Operating costs in 2024 are still expected to be c.£9.4 billion, including c.£0.1 billion for the new Bank of England Levy.

The Group recognised remediation costs of £124 million in the first nine months (nine months to 30 September 2023: £134 million), largely in relation to pre-existing programmes, with no further charges in respect of the FCA review of historical motor finance commission arrangements. The FCA confirmed in September 2024 its intention to set out next steps in its review in May 2025, including its assessment of the outcome of the Judicial Review and Court of Appeal decisions involving other market participants; the Group will assess the impact, if any, of these decisions.

Asset quality remains strong with resilient credit performance in the quarter. Underlying impairment in the year to date was a charge of £273 million (nine months to 30 September 2023: £849 million), resulting in an asset quality ratio of 9 basis points. The charge reflects a £324 million multiple economic scenarios (MES) credit (nine months to 30 September 2023: £69 million credit) from an improved economic outlook in the first half of the year, notably house price growth and through changes to the severe downside scenario methodology. The charge in the third quarter of £172 million includes a one-off debt sale write back of £77 million in Retail. No MES impact has been recognised for changes to the Group's macroeconomic assumptions in the third quarter, of which only the outlook for house price growth shows any meaningful revision.

The nine months to 30 September pre-updated MES charge of £597 million (nine months to 30 September 2023: £918 million) is equivalent to an asset quality ratio of 18 basis points. Compared to the prior year, the pre-updated MES charge in the nine months to 30 September 2024 was lower, benefitting from strong portfolio performance, the debt sale in the third quarter and a one-off release in Commercial Banking from loss rates used in the model in the first half. The Group continues to expect the asset quality ratio to be less than 20 basis points in 2024.

Restructuring costs for the first nine months of 2024 were £21 million (nine months to 30 September 2023: £69 million) and include costs relating to the integration of Embark and Tusker. Volatility and other items were a net loss of £182 million for the year to date (nine months to 30 September 2023: net loss of £266 million). This included £61 million for the amortisation of purchased intangibles (nine months to 30 September 2023: £53 million) and £79 million relating to fair value unwind (nine months to 30 September 2023: £68 million). Alongside, negative market volatility of £41 million (nine months to 30 September 2023: £145 million) was substantially driven by longer-term rate rises in the period, causing negative insurance volatility, partly offset by positive impacts from banking volatility. There was positive market volatility of £24 million in the third quarter, in part driven by rate reversals.

The return on tangible equity for the first nine months of 2024 was 14.0 per cent (nine months to 30 September 2023: 16.6 per cent), with 15.2 per cent in the third quarter. The Group continues to expect the return on tangible equity for 2024 to be c.13 per cent.

Tangible net assets per share at 30 September 2024 was 52.5 pence, up 1.7 pence in the first nine months (31 December 2023: 50.8 pence). The increase resulted from attributable profit and cash flow hedge reserve movements. This was partly offset by capital distributions, foreign exchange impact on the redemption of a US Dollar denominated AT1 capital instrument and a lower pension surplus from negative market impacts. Tangible net assets per share was up 2.9 pence in the third quarter, benefitting from attributable profit, cash flow hedge reserve movements and the unwind of an accrual for the ordinary share buyback in the second quarter, partly offset by capital distributions. The Group continued the share buyback announced in February 2024, with c.2.8 billion shares repurchased as at 30 September 2024.

REVIEW OF PERFORMANCE (continued)

Balance sheet

Underlying loans and advances to customers increased by £7.3 billion in the year to date to £457.0 billion. This included £3.9 billion growth in UK mortgages (£4.8 billion growth excluding the impact of the securitisation of £0.9 billion of legacy mortgages in the second quarter), £1.9 billion growth in UK Retail unsecured loans due to organic balance growth and lower repayments following a securitisation in the fourth quarter of 2023, alongside a £0.6 billion increase in credit card balances and growth in other Retail lending (principally in the European retail business). In Commercial Banking, Small and Medium Business lending decreased by £2.3 billion, including repayments of £1.2 billion of government-backed lending, partly offset by a £1.6 billion increase in Corporate and Institutional Banking balances, including infrastructure lending. Growth of £4.6 billion in underlying loans and advances to customers in the third quarter was driven by balance increases across Retail, including £3.2 billion in UK mortgages and £0.6 billion in Corporate and Institutional Banking. This supports a positive trajectory for average interest-earning banking assets in the fourth quarter of 2024, in line with guidance for the full year.

The underlying expected credit loss (ECL) allowance reduced to £3.8 billion (31 December 2023: £4.3 billion) in the period, reflecting releases from improvements to the Group's base case scenario. The uplift from the base case to probability-weighted ECL remains at £0.5 billion (31 December 2023: £0.7 billion). The ECL was stable in the third quarter.

Customer deposits of £475.7 billion increased by £4.3 billion in the year to date including £1.0 billion in the third quarter. Retail deposits were up £6.6 billion in the first nine months with a combined increase of £8.7 billion across Retail savings and Wealth, driven by inflows to limited withdrawal and fixed term deposits, partly offset by a £2.1 billion reduction in current account balances (significantly lower than the prior year, as expected). Retail current account balances reduced by £1.1 billion in the third quarter, lower than the £1.4 billion reduction in the second quarter and slightly better than expectations. Modestly lower levels of deposit churn were observed within savings and between savings and current accounts, versus the second quarter as expected. Commercial Banking deposits reduced by £2.1 billion in the first nine months, but were broadly stable in the third quarter, reflecting an expected significant outflow, managing for value and foreign exchange impacts, alongside growth in target sectors.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 144 per cent (31 December 2023: 142 per cent) and a strong net stable funding ratio of 129 per cent (31 December 2023: 130 per cent). The loan to deposit ratio of 96 per cent, broadly stable compared to 31 December 2023 and 30 June 2024, continues to reflect a robust funding and liquidity position.

Capital

The Group's CET1 capital ratio at 30 September 2024 was 14.3 per cent (31 December 2023: 13.7 per cent pro forma). Capital generation after regulatory headwinds during the first nine months of the year was 132 basis points, including 45 basis points in the third quarter. This reflects robust banking build and the £200 million interim half-year dividend received from the Insurance business, partially offset by risk-weighted asset increases and other movements, including 15 basis points relating to the foreign exchange translation loss following the US Dollar AT1 capital instrument redemption in June. Regulatory headwinds of 9 basis points in the year to date reflect the reduction in the transitional factor applied to IFRS 9 dynamic relief on 1 January 2024 and an adjustment for part of the impact of the Retail secured CRD IV models. The impact of the interim ordinary dividend paid and the foreseeable ordinary dividend accrual equated to 71 basis points. The Group continues to expect capital generation in 2024 to be c.175 basis points.

As mentioned in the Group's 2023 Full Year Results, there will be no further deficit contributions made to the Group's main defined benefit pension schemes, fixed or variable, for this triennial period (to 31 December 2025).

Risk-weighted assets increased by £4.2 billion in the year to date to £223.3 billion at 30 September 2024 (31 December 2023: £219.1 billion) reflecting the impact of lending growth, Retail secured CRD IV model updates and other movements, partly offset by optimisation including capital efficient securitisation activity. In the third quarter, risk-weighted assets increased by £1.3 billion primarily driven by lending growth and CRD IV model updates, again partly offset by optimisation activity. In the context of the Retail secured CRD IV models, it is estimated that a £5 billion risk-weighted asset increase will be required over 2024 to 2026, inclusive of the additional £0.8 billion risk-weighted assets recognised in the first nine months of 2024. The total increase will be subject to final model outcomes. The Group's risk-weighted assets guidance for 2024 remains unchanged at between £220 billion and £225 billion.

REVIEW OF PERFORMANCE (continued)

The PRA recently published its second policy statement on implementing Basel 3.1 in the UK. The final regulations, which will introduce substantial revisions to the approaches for calculating risk-weighted assets, will apply from 1 January 2026. The Group now expects the impact of Basel 3.1 implementation to be modestly positive.

The PRA provided an update to the Group's Pillar 2A CET1 capital requirement during the third quarter, with the requirement remaining at around 1.5 per cent of risk-weighted assets. The Group's total regulatory CET1 capital requirement remains at around 12 per cent. The Board's view of the ongoing level of CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0 per cent. This includes a management buffer of around 1 per cent. In order to manage risks and distributions in an orderly way, the Board expects to pay down to the previous target of c.13.5 per cent by the end of 2024, before progressing towards paying down to the current capital target of c.13.0 per cent by the end of 2026.

ADDITIONAL INFORMATION

Capital generation

Pro forma CET1 ratio as at 31 December 20231	13.7%
Banking build (bps)2	166
Insurance dividend (bps)	10
Risk-weighted assets (bps)	(23)
Other movements (bps)3	(12)
Capital generation (bps)	141
Retail secured CRD IV model updates and phased unwind of IFRS 9 transitional relief (bps)	(9)
Capital generation (post CRD IV and transitional headwinds) (bps)	132
Ordinary dividend (bps)	(71)
CET1 ratio as at 30 September 2024	14.3%

1  31 December 2023 reflects both the full impact of the share buyback in respect of 2023 and the ordinary dividend received from the Insurance business in February 2024, but excludes the impact of the phased unwind of IFRS 9 relief on 1 January 2024.

2    Includes impairment charge.

3  Includes share-based payments, market volatility and FX loss on USD AT1 redemption.

Underlying impairmentA

	Nine months ended 30 Sep 2024 £m	Nine months ended 30 Sep 2023 £m	Change %	Three months ended 30 Sep 2024 £m	Three months ended 30 Sep 2023 £m	Change %

Charges (credits) pre-updated MES1
Retail	592	787	25	129	236	45
Commercial Banking	16	139	88	44	31	(42)
Other	(11)	(8)	38	(1)	(6)	(83)
	597	918	35	172	261	34
Updated economic outlook
Retail	(269)	(30)		-	(71)
Commercial Banking	(55)	(39)	41	-	(3)
	(324)	(69)		-	(74)
Underlying impairment chargeA	273	849	68	172	187	8

Asset quality ratioA	0.09%	0.25%	(16)bp	0.15%	0.17%	(2)bp
Total underlying expected credit loss allowance (at end of period)A	3,838	5,389	(29)

1  Impairment charges excluding the impact from updated economic outlook taken each quarter.

ADDITIONAL INFORMATION (continued)

Loans and advances to customers and expected credit loss allowance (underlying basis)A

At 30 September 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	Total £m	Stage 2 as % of total	Stage 3 as % of total
Loans and advances to customers
UK mortgages1	272,969	30,946	7,311	311,226	9.9	2.3
Credit cards	13,429	2,620	262	16,311	16.1	1.6
UK unsecured loans and overdrafts	8,839	1,374	173	10,386	13.2	1.7
UK Motor Finance2	13,484	2,314	119	15,917	14.5	0.7
Other	16,702	513	150	17,365	3.0	0.9
Retail	325,423	37,767	8,015	371,205	10.2	2.2
Small and Medium Businesses	26,393	3,430	1,303	31,126	11.0	4.2
Corporate and Institutional Banking	54,599	2,398	645	57,642	4.2	1.1
Commercial Banking	80,992	5,828	1,948	88,768	6.6	2.2
Equity Investments and Central Items3	532	-	-	532	-	-
Total gross lending	406,947	43,595	9,963	460,505	9.5	2.2
ECL allowance on drawn balances	(773)	(1,274)	(1,488)	(3,535)
Net balance sheet carrying value	406,174	42,321	8,475	456,970

Customer related ECL allowance (drawn and undrawn)
UK mortgages1	87	366	720	1,173
Credit cards	207	351	129	687
UK unsecured loans and overdrafts	170	242	111	523
UK Motor Finance4	169	105	68	342
Other	15	18	42	75
Retail	648	1,082	1,070	2,800
Small and Medium Businesses	138	190	160	488
Corporate and Institutional Banking	137	128	260	525
Commercial Banking	275	318	420	1,013
Equity Investments and Central Items	-	-	-	-
Total	923	1,400	1,490	3,813

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers5
	Stage 1%	Stage 2%	Stage 3%	Total%
UK mortgages	-	1.2	9.8	0.4
Credit cards	1.5	13.4	49.2	4.2
UK unsecured loans and overdrafts	1.9	17.6	64.2	5.0
UK Motor Finance	1.3	4.5	57.1	2.1
Other	0.1	3.5	28.0	0.4
Retail	0.2	2.9	13.3	0.8
Small and Medium Businesses	0.5	5.5	16.5	1.6
Corporate and Institutional Banking	0.3	5.3	40.4	0.9
Commercial Banking	0.3	5.5	26.1	1.1
Equity Investments and Central Items	-	-	-	-
Total	0.2	3.2	15.5	0.8

1    UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

2  UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 14.

3  Contains central fair value hedge accounting adjustments.

4  UK Motor Finance includes £170 million relating to provisions against residual values of vehicles subject to finance leases.

5  Stage 3 and Total exclude loans in recoveries in Small and Medium Businesses of £336 million and Corporate and Institutional Banking of £1 million.

ADDITIONAL INFORMATION (continued)

Total ECL allowance by scenario (underlying basis)A

The table below shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to Consumer Price Index (CPI) inflation and UK Bank Rate paths. No MES impact has been recognised in the ECL amounts below for changes to the Group's macroeconomic assumptions in the third quarter, of which only the outlook for house price growth shows any meaningful revision.

Underlying basisA	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

At 30 September 2024	3,838	2,806	3,380	4,320	6,865
At 30 June 2024	3,847	2,804	3,380	4,331	6,926
At 31 December 2023	4,337	2,925	3,666	4,714	9,455

Base case and MES economic assumptions

The Group's base case scenario is for a slow expansion in GDP and a modest rise in the unemployment rate alongside small gains in residential and commercial property prices. Following a reduction in inflationary pressures, cuts in UK Bank Rate are expected to continue during 2024 and 2025. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the third quarter of 2024. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included, including specifically in the Quarterly National Accounts release of 30 September 2024. The Group's approach to generating alternative economic scenarios is set out in detail in note 24 to the financial statements for the year ended 31 December 2023. For September 2024, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for ECL calculations as explained in note 14 of the Group's 2024 Half-Year news release.

UK economic assumptions - base case scenario by quarter

Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 September 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.7	0.6	0.3	0.3	0.3	0.3	0.4	0.4
Unemployment rate	4.3	4.2	4.3	4.5	4.6	4.7	4.8	4.8
House price growth	0.4	1.8	5.3	3.1	3.2	3.6	2.4	2.0
Commercial real estate price growth	(5.3)	(4.7)	(2.5)	0.3	1.4	1.9	1.6	1.7
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.1	2.7	2.4	2.9	2.7	2.3

UK economic assumptions - scenarios by year

Key annual assumptions made by the Group are shown below. Gross domestic product and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

ADDITIONAL INFORMATION (continued)

Base case and MES economic assumptions (continued)

At 30 September 2024	2024%	2025%	2026%	2027%	2028%	2024-2028 average %

Upside
Gross domestic product growth	1.2	2.4	1.9	1.5	1.4	1.7
Unemployment rate	4.2	3.3	2.8	2.7	2.8	3.1
House price growth	3.5	4.6	7.1	6.4	5.1	5.3
Commercial real estate price growth	1.6	9.0	4.2	1.8	0.7	3.4
UK Bank Rate	5.06	5.08	5.16	5.34	5.58	5.24
CPI inflation	2.6	2.7	2.4	2.8	2.8	2.7

Base case
Gross domestic product growth	1.1	1.3	1.5	1.5	1.5	1.4
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5
House price growth	3.1	2.0	1.0	1.5	2.1	2.0
Commercial real estate price growth	0.3	1.7	2.1	0.7	0.3	1.0
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.6	2.6	2.1	2.2	2.1	2.3

Downside
Gross domestic product growth	1.0	(0.3)	0.4	1.3	1.5	0.8
Unemployment rate	4.4	6.5	7.3	7.3	7.1	6.5
House price growth	2.9	(0.2)	(6.1)	(5.8)	(2.9)	(2.5)
Commercial real estate price growth	(0.7)	(6.2)	(1.7)	(1.9)	(1.9)	(2.5)
UK Bank Rate	5.06	3.11	1.48	0.96	0.65	2.25
CPI inflation	2.6	2.6	1.9	1.5	1.1	2.0

Severe downside
Gross domestic product growth	0.9	(2.0)	(0.1)	1.1	1.4	0.2
Unemployment rate	4.6	8.6	9.9	9.9	9.7	8.5
House price growth	2.3	(2.5)	(13.5)	(12.6)	(8.3)	(7.1)
Commercial real estate price growth	(2.7)	(16.5)	(6.5)	(6.5)	(5.1)	(7.6)
UK Bank Rate - modelled	5.06	1.83	0.23	0.06	0.02	1.44
UK Bank Rate - adjusted1	5.13	3.67	2.55	2.16	1.88	3.08
CPI inflation - modelled	2.6	2.6	1.5	0.7	0.1	1.5
CPI inflation - adjusted1	2.6	3.5	1.8	1.3	0.9	2.0

Probability-weighted
Gross domestic product growth	1.1	0.8	1.1	1.4	1.4	1.2
Unemployment rate	4.3	5.2	5.4	5.3	5.3	5.1
House price growth	3.1	1.7	(0.7)	(0.6)	0.5	0.8
Commercial real estate price growth	0.1	(0.3)	0.7	(0.5)	(0.8)	(0.1)
UK Bank Rate - modelled	5.06	3.90	3.10	2.95	2.92	3.59
UK Bank Rate - adjusted1	5.07	4.08	3.33	3.15	3.11	3.75
CPI inflation - modelled	2.6	2.6	2.0	2.0	1.8	2.2
CPI inflation - adjusted1	2.6	2.7	2.1	2.1	1.9	2.3

1  The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group's base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation, which remain materially unchanged since the year-end, is set out on pages 27 to 32 of the Group's 2023 Full Year Results News Release.

	Nine months ended 30 Sep 2024	Nine months ended 30 Sep 2023

Banking net interest marginA
Underlying net interest income (£m)	9,569	10,448
Remove non-banking underlying net interest expense (£m)	347	231
Banking underlying net interest income (£m)	9,916	10,679

Loans and advances to customers (£bn)	457.9	452.1
Remove finance lease gross up1 (£bn)	(0.9)	-
Underlying loans and advances to customersA (£bn)	457.0	452.1
Add back:
Expected credit loss allowance (drawn) (£bn)	3.3	4.7
Acquisition related fair value adjustments (£bn)	0.2	0.3
Underlying gross loans and advances to customers (£bn)	460.5	457.1
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(10.1)	(8.6)
Other (£bn)	2.8	6.0
Interest-earning banking assets (£bn)	453.2	454.5
Averaging (£bn)	(3.3)	(1.0)
Average interest-earning banking assetsA (£bn)	449.9	453.5

Banking net interest marginA	2.94%	3.15%

1  The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

	Nine months ended 30 Sep 2024	Nine months ended 30 Sep 2023
Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	3,355	3,840

Average ordinary shareholders' equity (£bn)	40.0	38.5
Remove average goodwill and other intangible assets (£bn)	(8.0)	(7.6)
Average tangible equity (£bn)	32.0	30.9

Return on tangible equityA	14.0%	16.6%

\

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the nine months ended 30 September 2024. Unless otherwise stated, income statement commentaries throughout this document compare the nine months ended 30 September 2024 to the nine months ended 30 September 2023 and the balance sheet analysis compares the Group balance sheet as at 30 September 2024 to the Group balance sheet as at 31 December 2023. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out above. Unless otherwise stated, commentary on page 1 is given on an underlying basis. The Group's Q3 2024 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; tightening of monetary policy in jurisdictions in which the Group operates; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Grant Ringshaw

External Relations Director

020 7356 2362

grant.ringshaw@lloydsbanking.com

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 October 2024